16:14 11-09-2015 Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated November 10, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:November 10, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Group global wholesales at 92,949 in October 2015

Mumbai, November 10, 2015:The Tata Motors Group global wholesales in October 2015, including Jaguar Land Rover, were at 92,949 nos., higher by 14%, over October 2014. Cumulative wholesales for this fiscal were at 5,71,850 nos., higher by 5% over the last fiscal.

Global wholesales of all Tata Motors' commercial vehicles and Tata Daewoo range in October 2015 were 31,320 nos., lower by 2%, compared to October 2014. Cumulative commercial vehicles wholesales for this fiscal at 2,11,944 nos., lower by 2% over last fiscal.

Global wholesales of all passenger vehicles in October 2015 were at 61,629 nos., higher by 24%, compared to October 2014. Cumulative passenger vehicles wholesales for this fiscal at 3,59,906 nos., higher by 10%, over the last fiscal.

Global wholesales of Tata Motors' passenger vehicles in October 2015 were at 13,161 nos., lower by 1%, over October 2014. Cumulative wholesales for the fiscal were at 80,241 nos., higher by 20%, compared to last fiscal.

Global wholesales for Jaguar Land Rover were 48,468 vehicles (Includes CJLR* wholesales). Jaguar wholesales for the month were 9,171 vehicles and cumulative wholesales were 52,060 vehicles, while Land Rover wholesales for the month were 39,297 vehicles and cumulative wholesales were 2,27,605 vehicles. Cumulative wholesales for Jaguar Land Rover for the fiscal were 2,79,665 vehicles.

*CJLR - It is a JV between JLR and Chery Automobiles and is an unconsolidated subsidiary for JLR

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.